KENSINGTON CAPITAL ACQUISITION CORP.

1400 Old Country Road, Suite 301

Westbury, NY 11590

November 12, 2020

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sergio Chinos
Asia Timmons-Pierce
Effie Simpson
Martin James

Re:	Kensington Capital Acquisition Corp (the “Company”)
Registration Statement on Form S-4
File No. 333-248930

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effectiveness of the above referenced Registration Statement to 4:00 p.m., Eastern time, on November 12, 2020, or as soon thereafter as practicable.

Please contact Charles A. Samuelson, of Hughes Hubbard & Reed LLP, special counsel to the Company, at (212) 837-6454, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours, KENSINGTON CAPITAL ACQUISITION CORP.

By:	/s/ Daniel Huber
	Name:	Daniel Huber
	Title:	Chief Financial Officer

cc:	Hughes Hubbard & Reed LLP
Wilson Sonsini Goodrich & Rosati P.C.